February 27, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Hits Massive Intercept on Martha Vein

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from its on-going diamond drilling program at La Preciosa Project in Durango, Mexico.

A deepening of hole BP06-75 was performed in late 2007, from 250 metres to a new depth of 521 metres, and the extended hole name was changed to BP06-75ext. The Martha Vein was intersected at a depth of 351.22 to 393.42 metres for a true width of 39.66 metres grading gold 0.370 g/t and silver 235.2 g/t, for a silver-equivalent of 257.5 g/t.

Hole BP06-75ext is located southeast of and adjacent to the area reported in the 43-101 compliant Resource Estimate (news release 01 October 2007) for the Martha Vein, thus will be included in the next resource estimate.

Gary Cope, President of Orko, adds, "The massive intercept announced in the extension of Hole 75 is certainly amongst the best to date at La Preciosa. Also of particular interest is an unnamed intercept in Hole 147 over 3.82 metres true width grading 643.3 g/t silver-equivalent encountered approximately 140 metres below the Martha Vein. As this could be the discovery of a new vein, future drilling will be designed to further test this new development. The Company anticipates releasing its next 43-101 compliant resource estimate before the end of March 2008. ”

The following tables highlight results from drilling targeted to intercept the Martha Vein and other veins.

BP06-75ext

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	351.22	393.42	42.20	39.66	0.370	235.2	257.5
Includes	351.64	356.26	4.62	4.34	0.530	677.6	709.4
Includes	376.01	380.75	4.74	4.45	1.020	588.2	649.4
Includes	378.46	379.65	1.19	1.12	1.456	1,283.6	1,371.0

Hole BP06-75ext is located near the north end of La Preciosa Ridge, azimuth 090o, dip - 45 degrees, on mine-section 15,400 N, 150 m east of hole BP06-77 and 100 m west of hole BP07-126.

BP07-149

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	190.90	194.39	3.49	3.28	0.231	176.9	190.7
Includes	190.90	192.66	1.76	1.65	0.436	270.2	296.4
Includes	191.10	191.30	0.20	0.19	3.095	1,050.4	1,236.1

Hole BP07-149 is located east of La Preciosa Ridge on mine section 15,300 N, 116 metres east of hole BP07-132, as well as 100 metres north of hole BP07-148. It is oriented azimuth 090, dip -45 degrees.

BP07-148

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	233.25	243.70	10.45	9.82	0.256	134.7	150.0
Includes	233.25	242.21	8.96	8.42	0.272	147.9	164.2
Includes	237.10	238.79	1.69	1.59	0.315	205.1	224.0

Hole BP07-148 is located east of La Preciosa Ridge on mine section 15,200 N, 150 metres east of hole BP07-131, as well as 100 metres north of hole BP07-146. It is oriented azimuth 090, dip -45 degrees. A significant silver-rich Martha Vein is present, with stringer mineralization in hanging and foot walls.

BP07-147

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	186.61	195.00	8.32	8.19	0.355	111.8	133.1
Includes	186.61	192.32	5.71	5.62	0.507	144.3	174.8
Includes	186.61	188.78	2.17	2.14	1.142	162.2	230.7

Unnamed	340.04	344.10	4.06	3.82	0.416	618.7	643.6
Includes	340.31	343.90	3.59	3.37	0.459	695.0	722.5
Includes	343.11	343.90	0.79	0.74	0.959	2,114.1	2,171.6

Hole BP07-147 is located east of La Preciosa Ridge on mine section 15,400 N, 110 metres east of hole BP07-130, as well as 100 metres north of hole BP07-149. It is oriented azimuth 090, dip -45 degrees. A significant silver-gold rich Martha Vein is present, as well as a deeper silver-gold rich unnamed vein 140 metres further down the drill hole.

BP07-146

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Martha	302.54	318.66	16.12	15.15	0.321	141.7	160.9
Includes	309.93	318.66	8.73	8.20	0.519	213.3	244.5
Includes	317.55	318.66	1.11	1.04	1.035	443.4	505.5

Unnamed	498.56	499.74	1.18	0.90	13.220	1.0	794.2

Hole BP07-146 (partially reported in news release 15 January 2008) is located east of La Preciosa Ridge on mine section 15,100 N, 100 metres east of hole BP07-136, as well as 100 metres east and 100 metres north of high-grade hole BP07-141. It is oriented azimuth 090, dip -45 degrees. A significant silver rich Martha Vein is present, with stringer mineralization in hanging and foot walls. The pyritic vein at 498.56 is at 40 degrees perpendicular to the core and is gold rich.

BP07-145

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	230.73	235.56	4.83	4.54	0.064	6.5	10.3
Includes	234.98	235.18	0.20	0.19	0.284	52.6	69.6

Hole BP07-145 is located north of La Preciosa Ridge on mine section 15,700 N, 100 metres east of hole BP07-122. It is oriented azimuth 090, dip -45 degrees. The Martha Vein is present, as marked by quartz veinlets and elevated base metals, but it is of low grade in this location.

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews02272008.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .